SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.                 )*

Rezolute, Inc.

(Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

037230208

(CUSIP Number)

April 23, 2018

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 037230208	13G

1.	Names of Reporting Persons XOMA Corporation
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization State of Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 8,093,010
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 8,093,010
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,093,010
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 13.02%(1)
12.	Type of Reporting Person (see instructions) CO

(1)	This percentage is calculated based upon 54,073,309 shares of the Issuer’s Common Stock outstanding, as set forth in Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on February 14, 2018, plus 8,093,010 shares acquired by the Reporting Persons on April 23, 2018.

CUSIP No. 037230208	13G

Item 1(a).	Name of Issuer:

Rezolute, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1450 Infinite Drive

Louisville, CO 80027

Item 2(a).	Name of Person Filing:

XOMA Corporation

Item 2(b).	Address of Principal Business Office or, if none, Residence:

2200 Powell Street, Suite 310

Emeryville, California 94608

Item 2(c).	Citizenship:

State of Delaware

Item 2(d).	Title of Class of Securities:

Common Stock, $0.001 per share

Item 2(e).	CUSIP Number:

037230208

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable

Item 4.	Ownership

(a)	Amount Beneficially Owned:

8,093,010

(b)	Percent of Class:

13.02%(1)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

8,093,010

(1)	This percentage is calculated based upon 54,073,309 shares of the Issuer’s Common Stock outstanding, as set forth in Issuer’s Form 10-Q, filed with the Securities and Exchange Commission on February 14, 2018, plus 8,093,010 shares acquired by the Reporting Persons on April 23, 2018.

CUSIP No. 037230208	13G

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

8,093,010

(iv)	Shared power to dispose or to direct the disposition of:

0

The shares have been issued pursuant to a Common Stock Purchase Agreement between XOMA Corporation and Rezolute, Inc., dated December 6, 2017, as amended on March 30, 2018.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of a Group

Not applicable

Item 10.	Certification

Not applicable

CUSIP No. 037230208	13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 27, 2018

XOMA CORPORATION

By:	/s/ Thomas Burns
Thomas Burns
Senior Vice President, Finance and Chief Financial Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)